EXHIBIT 21.1

                                                                      SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of	% of Voting
	Incorporation or	Securities held at
Name of Corporation	Organization	December 31, 2009

Consolidated subsidiaries:
Ti-Pro, LLC	Nevada	100%
TMCA International, Inc.	Delaware	100%
TIMET Bermuda Limited	Bermuda	100%
TIMET UK Holding Company Limited	United Kingdom	100%
Loterios SpA	Italy	100%
TIMET UK Limited	United Kingdom	100%
Titanium MC Limited	United Kingdom	100%
TIMET UK (Export) Limited	United Kingdom	100%
TIMET Europe Limited	United Kingdom	100%
TIMET Savoie, SA	France	70%
TIMET Germany, GmbH	Germany	100%
Titanium Hearth Technologies, Inc.	Delaware	100%
TIMET Finance Management Company	Delaware	100%
TIMET UK Finance Management Company Limited	United Kingdom	100%
TIMET UK Finance Company Limited	United Kingdom	100%
TIMET Real Estate Corporation	Colorado	100%
TIMET Asia, Inc.	Delaware	100%